
October 28, 2021

David Marberger
Executive Vice President and Chief Financial Officer
Conagra Brands Inc.
222 W. Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

      Re: Conagra Brands Inc.
             Form 10-K for the fiscal year ended May 30, 2021
             Filed July 23, 2021
             File No. 001-07275

Dear Mr. Marberger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing